SPELT GROUP CORP.

Landhausstrasse, 228

Stuttgart, Germany 70178

Tel.  +442038082670

Email: speltgroupcorp@yandex.com

November 27, 2015

Mr. William Mastrianna

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Spelt Group Corp.

       Registration Statement on Form S-1

       Filed October 22, 2015

       File No. 333-207562

Dear Mr. Mastrianna,

Spelt Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated November 17, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 22, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

2. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your prospectus that Spelt Group is currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

Our response: We do not believe that Spelt Group Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Spelt Group Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Spelt Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Spelt Group Corp. investigated the market demand for graphic design mainly aimed at medium-sized and small companies. Additionally, we have started to negotiate agreements with potential customers. We have signed the graphic design agreement with KonoPostWelle, LLC on November 1, 2015 and have received $2,000 of prepayment. On November 18, 2015 we have signed the second agreement with Blumenen Brucke, GmbH and generated $1,800 according to the agreement. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Cover Page, page 2

3. Please disclose the amount of offering proceeds you could receive if you sold 25%, 50%, 75% and 100% of the securities being offered.

Our response: We have disclosed the amount of offering proceeds we could receive if we sold 25%, 50%, 75% and 100% of the securities being offered.

Prospectus Summary, page 4

4. You disclose that you require a minimum of $27,000 to proceed with your business plan over the next twelve months. Please disclose that you would have to sell 50% of the offering, or 3.5 million shares, to obtain this amount of net offering proceeds taking into account the anticipated $8,000 costs of the offering.

Our response: We have disclosed that we would have to sell 50% of the offering to obtain this amount of net offering proceeds taking into account the anticipated $8,000 costs of the offering.

5. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Our response: We have disclosed that the company’s officers and directors, any company promoters, or their affiliates for the company do not intend, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We have also disclosed that we do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Risk Factors, page 6

Our executive officers do not reside in the United States. The stockholders from the United States would face difficulty in effecting service of process against our officers, page 9

6. It appears that, in addition to your principal executive office being located in Germany, your sole officer and director is located in Germany and the company’s assets will be located in Germany. Please revise the risk factor heading and disclosure to disclose these facts and provide a discussion of the risks specific to effecting service of process, enforcing judgments and bringing original actions in Germany.

Our response: We have revised the risk factor heading and disclosure to disclose the facts and provide a discussion of the risks specific to effecting service of process, enforcing judgments and bringing original actions in Germany.

Use of Proceeds, page 11

7. We note you show the planned use of proceeds assuming the sale of 50%, 75% and 100% of the shares being offered. Please also discuss your planned use of proceeds assuming the sale of 25% of the shares being offered.

Our response: We have discussed our planned use of proceeds assuming the sale of 25% of the shares being offered.

8. In addition to the table on page 11, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Our response: We have provided a narrative summary of your expected use of proceeds, including how each level will or will not advance our planned operations.

Description of Business, page 17

9. We note that the registrant is incorporated in Nevada, your principal executive office is located in Germany, your sole officer and director is not located in the United States and you plan to provide online graphic design services. Please discuss where you intend to conduct business, where you intend focus your marketing efforts, and what language will be used on your proposed website.

Our response: We have discussed where we intend to conduct business, where we intend focus our marketing efforts, and what language will be used on our proposed website.

Plan of Distribution, page 22

10. Please file the subscription agreement for the offering as an exhibit.

Our response: We have filed the form of subscription agreement for the offering as an exhibit 99.1.

Available Information, page 24

11. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Our response: We do not plan to register our class of common stock under Section 12 of the Exchange Act.

We have added a risk factor that informs stockholders of the possibility that our Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event.

We have revised the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Please direct any further comments or questions you may have to the company at speltgroupcorp@yandex.com

Thank you.

Sincerely,

/S/ Elena Petrova

Elena Petrova, President